FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR February 22, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                           MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         February 21, 2007


Item 3   News Release
         ------------

         Issued February 21, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

Vancouver, Canada. February 21, 2007 - A project in Australia to turn Darwin's green waste into biofuel for electricity generation at a mine using Dynamotive Energy Systems Corporation (OTCBB: DYMTF) fast pyrolysis technology, has taken a step forward with the approval of the project by city council. The environmentally-friendly plant would be the first of its kind in Australia and will be owned and operated by Renewable Oil Corporation ('ROC'), which is the master licensee and is based in Melbourne. It would convert green waste into greenhouse gas/carbon neutral BioOil fuel, which combusts with far less NOx and virtually no SOx in comparison to conventional fossil fuel. It would be built at the Council's Shoal Bay Waste Facility in Darwin. Excess green electricity generated in parallel with the pyrolysis plant would be fed into the Darwin grid.


Item 5   Full Description of Material Change
         -----------------------------------

5.1  Full Description of Material Change

Vancouver, Canada. February 21, 2007 - A project in Australia to turn Darwin's green waste into biofuel for electricity generation at a mine using Dynamotive Energy Systems Corporation (OTCBB: DYMTF) fast pyrolysis technology, has taken a step forward with the approval of the project by city council.

The environmentally-friendly plant would be the first of its kind in Australia and will be owned and operated by Renewable Oil Corporation ('ROC'), which is the master licensee and is based in Melbourne.

It would convert green waste into greenhouse gas/carbon neutral BioOil fuel, which combusts with far less NOx and virtually no SOx in comparison to conventional fossil fuel. It would be built at the Council's Shoal Bay Waste Facility in Darwin. Excess green electricity generated in parallel with the pyrolysis plant would be fed into the Darwin grid.

Two Magellan 4 MW biofuel fired steam injected gas turbine power plants from Orenda Aerospace Corporation are proposed for remote power generation using the BioOil. These are the same as the OGT2500 Magellan gas turbine used in Dynamotive's West Lorne, Ontario, electricity generating plant, but with the extra power created from steam injection. This remote plant will be purpose-built and operated by ROC.

Dynamotive President and CEO, Andrew Kingston, said "This is very welcome news as Darwin will serve as a model for many cities throughout the world to develop recycling projects for green waste. Avoiding the disposal of large amounts of green waste will be very attractive to many cities as it will eliminate the creation of methane, a far more potentially harmful greenhouse gas. Our BioOil will also replace diesel fuel which would otherwise have been used to produce the electricity."

Mr. Kingston said he understood there would likely be additional planning and approval steps, but with such a strong endorsement from the city council, he said he was optimistic the project would progress satisfactorily through them also. "The Council already has a strong focus on waste reduction and recycling at its Shoal Bay site," he said.

In a company news release referring to ROC on October 3, 2006, he had said the first Australian BioOil production facility would be built in 2007 and become operational in 2008. "It appears we are still on target for this to happen."

Renewable Oil Corporation CEO, Colin Stucley, said Darwin was an ideal place to build the plant. "Darwin has a combination of things, such as the strong environmental policy here to enhance the environment and benefit the community. That makes our job easier. Darwin already has a well run green waste collection scheme. There are mining companies in remote parts of the Territory that already use diesel generators for electricity. Our dedicated remote power plant using BioOil will give them a competitive alternative with major environmental benefits."


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         February 21, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


            (signed)  "Andrew Kingston"
                       ---------------
                       Andrew Kingston
                       President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release:  February 21, 2007

  DYNAMOTIVE'S PROPOSED BIOFUEL PROJECT IN AUSTRALIA GETS DARWIN CITY'S
                                   BLESSING

Vancouver, Canada. February 21, 2007 - A project in Australia to turn Darwin's green waste into biofuel for electricity generation at a mine using Dynamotive Energy Systems Corporation (OTCBB: DYMTF) fast pyrolysis technology, has taken a step forward with the approval of the project by city council.

The environmentally-friendly plant would be the first of its kind in Australia and will be owned and operated by Renewable Oil Corporation ('ROC'), which is the master licensee and is based in Melbourne.

It would convert green waste into greenhouse gas/carbon neutral BioOil fuel, which combusts with far less NOx and virtually no SOx in comparison to conventional fossil fuel. It would be built at the Council's Shoal Bay Waste Facility in Darwin. Excess green electricity generated in parallel with the pyrolysis plant would be fed into the Darwin grid.

Two Magellan 4 MW biofuel fired steam injected gas turbine power plants from Orenda Aerospace Corporation are proposed for remote power generation using the BioOil. These are the same as the OGT2500 Magellan gas turbine used in Dynamotive's West Lorne, Ontario, electricity generating plant, but with the extra power created from steam injection. This remote plant will be purpose-built and operated by ROC.

Dynamotive President and CEO, Andrew Kingston, said "This is very welcome news as Darwin will serve as a model for many cities throughout the world to develop recycling projects for green waste. Avoiding the disposal of large amounts of green waste will be very attractive to many cities as it will eliminate the creation of methane, a far more potentially harmful greenhouse gas. Our BioOil will also replace diesel fuel which would otherwise have been used to produce the electricity."

Mr. Kingston said he understood there would likely be additional planning and approval steps, but with such a strong endorsement from the city council, he said he was optimistic the project would progress satisfactorily through them also. "The Council already has a strong focus on waste reduction and recycling at its Shoal Bay site," he said.

In a company news release referring to ROC on October 3, 2006, he had said the first Australian BioOil production facility would be built in 2007 and become operational in 2008. "It appears we are still on target for this to happen."

Renewable Oil Corporation CEO, Colin Stucley, said Darwin was an ideal place to build the plant. "Darwin has a combination of things, such as the strong environmental policy here to enhance the environment and benefit the community. That makes our job easier. Darwin already has a well run green waste collection scheme. There are mining companies in remote parts of the Territory that already use diesel generators for electricity. Our dedicated remote power plant using BioOil will give them a competitive alternative with major environmental benefits."

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Construction progress at the new Guelph plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com.

About Renewable Oil Corporation

ROC is an Australian company established to develop pyrolysis projects in this region. It has an exclusive technology licensing agreement with Dynamotive Energy Systems Corporation of Canada, and works closely with Dynamotive and its partners. ROC has been established in cooperation with Enecon Pty Ltd, an award-winning Australian engineering company that has specialised in bioenergy technologies and projects since 1998. ROC's board includes personnel from Enecon and Dynamotive as well as experts in corporate governance and legal and financial issues. ROC is a private company funded by investors in Australia, Canada, and Europe. www.renoil.com.au

Contacts:

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com                        Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.